

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

Ken Song, M.D.
President and Chief Executive Officer
RayzeBio, Inc.
5505 Morehouse Drive, Suite 300
San Diego, CA 92121

> **Re: RayzeBio, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 5, 2022**
> **CIK No. 0001825367**

Dear Mr. Song:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Company overview, page 1

1.   We note your disclosure that you are "initiating a Phase 1 clinical trial for RYZ101 in patients with GEP-NETs in the first half of 2022 and plan to file an IND for RYZ101 in patients with SCLC in the second half of 2022." Please clarify here and throughout the registration statement whether you have an IND for RYZ101 in patients with GEP-NETs and, if so, the jurisdiction where your Phase 1 clinical trials will take place.

Our amended and restated certificate of incorporation that will be effective..., page 81

2.   We note your revised disclosure on page 81 that you would "expect to vigorously assert the validity and enforceability of the exclusive forum provisions of [y]our amended and

restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions." Please clarify that such "significant additional costs" could be borne by investors.

Intellectual Property, page 133

3.   Please disclose the jurisdictions in which you have filed your two pending international patent applications pursuant to the Patent Cooperation Treaty.

    You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Terren J. O'Connor, Esq.